Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2024 and 2023 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR24000313

To the Board of Directors and Shareholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the three-month period then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34. “Interim Financial Reporting” that came into effect as endorsed by the Financial Supervisory Commission.

Other matter - Prior period financial statements reviewed by other independent auditors

The Company’s consolidated financial statements as of and for the three-month period ended March 31, 2023 were reviewed by other independent auditors, whose review report dated May 10, 2023, expressed an unmodified conclusion on those consolidated financial statements.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

May 10, 2024

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2024		December 31, 2023		March 31, 2023
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 6 and 37)	$33,330,473	6	$33,823,884	6	$38,715,923	7
Financial assets at fair value through profit or loss (Note 7)	1,507	—	904	—	4,293	—
Hedging financial assets (Note 20)	29	—	—	—	1,196	—
Contract assets (Note 29)	6,985,515	1	6,713,227	1	6,123,875	1
Trade notes and accounts receivable, net (Notes 9 and 29)	22,623,592	4	24,841,995	5	20,990,008	4
Receivables from related parties (Note 37)	76,646	—	78,089	—	48,058	—
Inventories (Note 10)	11,113,440	2	11,520,765	2	12,024,091	2
Prepayments (Note 11)	5,921,499	1	2,839,471	1	5,484,376	1
Other current monetary assets (Notes 12 and 37)	27,794,732	6	20,352,050	4	19,980,438	4
Incremental costs of obtaining contracts (Note 29)	271,077	—	210,923	—	—	—
Other current assets (Notes 19 and 38)	3,120,896	1	2,822,259	1	3,841,419	1

Total current assets	111,239,406	21	103,203,567	20	107,213,677	20

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,079,847	—	1,035,701	—	1,073,777	—
Financial assets at fair value through other comprehensive income (Note 8)	5,068,811	1	4,412,343	1	4,040,213	1
Investments accounted for using equity method (Note 14)	8,561,336	2	8,450,199	2	7,248,179	1
Contract assets (Note 29)	4,017,392	1	3,768,645	1	3,344,517	1
Property, plant and equipment (Notes 15, 34, 37 and 38)	287,065,209	55	292,337,742	56	289,265,406	56
Right-of-use assets (Notes 16 and 37)	11,123,239	2	11,237,814	2	11,093,820	2
Investment properties (Note 17)	11,516,870	2	9,805,463	2	8,993,035	2
Intangible assets (Notes 18 and 37)	71,095,912	13	72,726,545	13	77,556,614	15
Deferred income tax assets (Note 3)	2,076,300	—	2,099,439	—	2,154,497	—
Incremental costs of obtaining contracts (Note 29)	975,660	—	939,409	—	954,772	—
Net defined benefit assets (Note 3)	6,137,580	1	5,963,259	1	5,429,492	1
Prepayments (Notes 11 and 39)	3,618,175	1	3,330,583	1	1,695,289	—
Other noncurrent assets (Notes 19, 38 and 39)	4,802,621	1	4,628,692	1	4,472,162	1

Total noncurrent assets	417,138,952	79	420,735,834	80	417,321,773	80

TOTAL	$528,378,358	100	$523,939,401	100	$524,535,450	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$465,000	—	$585,000	—	$341,800	—
Financial liabilities at fair value through profit or loss (Note 7)	200	—	—	—	—	—
Hedging financial liabilities (Note 20)	—	—	44	—	—	—
Contract liabilities (Notes 29 and 39)	14,293,408	3	14,088,416	3	12,898,161	2
Trade notes and accounts payable (Note 24)	9,806,485	2	14,395,740	3	9,972,835	2
Payables to related parties (Note 37)	185,951	—	385,089	—	277,579	—
Current tax liabilities (Note 3)	6,895,807	1	4,626,265	1	7,245,762	1
Lease liabilities (Notes 16, 34 and 37)	3,448,987	1	3,504,990	1	3,319,259	1
Other payables (Notes 25 and 34)	22,936,744	5	25,256,926	5	21,964,773	5
Provisions (Note 26)	316,748	—	337,406	—	222,990	—
Current portion of long-term loans (Notes 22 and 38)	1,600,000	—	1,600,000	—	—	—
Other current liabilities	982,041	—	983,339	—	974,018	—

Total current liabilities	60,931,371	12	65,763,215	13	57,217,177	11

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	—	—	—	—	1,600,000	—
Bonds payable (Note 23)	30,484,156	6	30,482,766	6	30,478,739	7
Contract liabilities (Note 29)	7,559,425	2	7,560,352	2	7,665,182	2
Deferred income tax liabilities (Note 3)	2,516,784	—	2,460,509	—	2,336,333	—
Provisions (Note 26)	492,286	—	485,267	—	464,538	—
Lease liabilities (Notes 16, 34 and 37)	7,398,566	1	7,470,191	2	7,243,867	1
Customers’ deposits (Note 37)	5,105,091	1	5,309,097	1	5,012,177	1
Net defined benefit liabilities (Note 3)	2,125,559	—	2,098,106	—	2,266,718	—
Other noncurrent liabilities	7,125,182	1	7,405,558	1	6,759,255	1

Total noncurrent liabilities	62,807,049	11	63,271,846	12	63,826,809	12

Total liabilities	123,738,420	23	129,035,061	25	121,043,986	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,365,339	32	171,289,086	32	171,309,798	33

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,898,503	1	2,898,503	1	3,083,569	1
Unappropriated earnings	62,010,096	12	52,618,677	10	61,521,942	11

Total retained earnings	142,483,064	28	133,091,645	26	142,179,976	27

Others	1,080,707	—	352,892	—	266,822	—

Total equity attributable to stockholders of the parent	392,503,575	75	382,308,088	73	391,331,061	75
NONCONTROLLING INTERESTS (Notes 13 and 28)	12,136,363	2	12,596,252	2	12,160,403	2

Total equity	404,639,938	77	394,904,340	75	403,491,464	77

TOTAL	$528,378,358	100	$523,939,401	100	$524,535,450	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2024		2023
	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 42)	$54,943,471	100	$54,210,905	100
OPERATING COSTS (Notes 10, 27, 30 and 37)	34,454,292	63	33,629,816	62

GROSS PROFIT	20,489,179	37	20,581,089	38

OPERATING EXPENSES (Notes 9, 27, 30 and 37)
Marketing	5,931,519	11	5,671,750	11
General and administrative	1,637,107	3	1,657,125	3
Research and development	943,067	1	978,038	2
Expected credit loss	55,786	—	100,368	—

Total operating expenses	8,567,479	15	8,407,281	16

OTHER INCOME AND EXPENSES (Note 30)	2,520	—	(44)	—

INCOME FROM OPERATIONS	11,924,220	22	12,173,764	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 37)	155,800	—	117,711	—
Other income (Notes 30 and 37)	37,769	—	44,786	—
Other gains and losses (Notes 30, 36 and 37)	(61,264)	—	(103,964)	—
Interest expense (Notes 16, 30 and 37)	(83,287)	—	(75,412)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	14,502	—	103,108	—

Total non-operating income and expenses	63,520	—	86,229	—

INCOME BEFORE INCOME TAX	11,987,740	22	12,259,993	22
INCOME TAX EXPENSE (Notes 3 and 31)	2,383,557	4	2,386,947	4

NET INCOME	9,604,183	18	9,873,046	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	626,468	1	548,832	1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2024		2023
	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	$73	—	$(11,695)	—
Share of other comprehensive income of associates and joint ventures (Note 14)	(124)	—	10,113	—

	626,417	1	547,250	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	103,779	—	(47,223)	—
Share of other comprehensive loss of associates and joint ventures (Note 14)	25,632	—	(820)	—

	129,411	—	(48,043)	—

Total other comprehensive income, net of income tax	755,828	1	499,207	1

TOTAL COMPREHENSIVE INCOME	$10,360,011	19	$10,372,253	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,391,419	18	$9,643,255	18
Noncontrolling interests	212,764	—	229,791	—

	$9,604,183	18	$9,873,046	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,119,234	19	$10,143,274	19
Noncontrolling interests	240,777	—	228,979	—

	$10,360,011	19	$10,372,253	19

EARNINGS PER SHARE (Note 32)
Basic	$1.21		$1.24

Diluted	$1.21		$1.24

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income
						Exchange Differences Arising from the Translation of the Foreign Operations

			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 13 and 28)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2023	$77,574,465	$171,300,898	$77,574,465	$3,083,569	$51,868,574	$(111,213)	$(124,762)	$12,891	$381,178,887	$12,599,541	$393,778,428
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	(676,862)	(676,862)
Net income for the three months ended March 31, 2023	—	—	—	—	9,643,255	—	—	—	9,643,255	229,791	9,873,046
Other comprehensive income (loss) for the three months ended March 31, 2023	—	—	—	—	10,113	(44,875)	546,476	(11,695)	500,019	(812)	499,207

Total comprehensive income (loss) for the three months ended March 31, 2023	—	—	—	—	9,653,368	(44,875)	546,476	(11,695)	10,143,274	228,979	10,372,253

Share-based payment transactions of subsidiaries	—	8,900	—	—	—	—	—	—	8,900	(6,428)	2,472
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	15,173	15,173

BALANCE, MARCH 31, 2023	$77,574,465	$171,309,798	$77,574,465	$3,083,569	$61,521,942	$(156,088)	$421,714	$1,196	$391,331,061	$12,160,403	$403,491,464

BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	(716,689)	(716,689)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	76,658	—	—	—	—	—	—	76,658	—	76,658
Net income for the three months ended March 31, 2024	—	—	—	—	9,391,419	—	—	—	9,391,419	212,764	9,604,183
Other comprehensive income for the three months ended March 31, 2024	—	—	—	—	—	101,022	626,720	73	727,815	28,013	755,828

Total comprehensive income for the three months ended March 31, 2024	—	—	—	—	9,391,419	101,022	626,720	73	10,119,234	240,777	10,360,011

Share-based payment transactions of subsidiaries	—	(405)	—	—	—	—	—	—	(405)	16,023	15,618

BALANCE, MARCH 31, 2024	$77,574,465	$171,365,339	$77,574,465	$2,898,503	$62,010,096	$(66,790)	$1,147,468	$29	$392,503,575	$12,136,363	$404,639,938

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,987,740	$12,259,993
Adjustments for:
Depreciation	8,236,489	8,203,942
Amortization	1,672,272	1,677,506
Amortization of incremental costs of obtaining contracts	214,720	214,202
Expected credit loss	55,786	100,368
Interest expense	83,287	75,412
Interest income	(155,800)	(117,711)
Compensation cost of share-based payment transactions	2,373	2,472
Share of profits of associates and joint ventures accounted for using equity method	(14,502)	(103,108)
Loss (gain) on disposal of property, plant and equipment	(2,520)	44
Gain on disposal of financial instruments	(1,073)	—
Provision for impairment loss and obsolescence of inventory	25,576	5,274
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	61,657	46,086
Others	16,442	8,671
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(522,119)	(277,030)
Trade notes and accounts receivable	2,163,421	3,585,668
Receivables from related parties	1,443	27,003
Inventories	381,749	(712,959)
Prepayments	(3,028,232)	(3,052,780)
Other current monetary assets	33,411	(502,578)
Other current assets	(298,637)	(285,996)
Incremental cost of obtaining contracts	(311,125)	(189,060)
Increase (decrease) in:
Contract liabilities	204,065	(501,191)
Trade notes and accounts payable	(4,589,472)	(6,455,842)
Payables to related parties	(199,138)	(261,615)
Other payables	(1,628,332)	(2,536,258)
Provisions	(13,639)	288,476
Other current liabilities	(506)	(33,209)
Net defined benefit plans	(146,868)	(182,277)

Cash generated from operations	14,228,468	11,283,503
Interests paid	(65,425)	(57,461)
Income taxes paid	(34,601)	(20,014)

Net cash provided by operating activities	14,128,442	11,206,028

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(30,000)	$—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	3,326	—
Acquisition of financial assets at fair value through profit or loss	(109,617)	(100,000)
Proceeds from disposal of financial assets at fair value through profit or loss	4,468	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	16	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(19,413,662)	(16,105,875)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	11,842,467	261,404
Acquisition of property, plant and equipment	(5,042,549)	(5,418,138)
Proceeds from disposal of property, plant and equipment	4,914	3,469
Acquisition of intangible assets	(40,274)	(46,118)
Decrease (increase) in other noncurrent assets	(165,262)	211,373
Increase in prepayments for leases	(341,388)	—
Interests received	149,223	99,089
Dividends received	150,946	—

Net cash used in investing activities	(12,987,392)	(21,094,796)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	265,000	855,800
Repayments of short-term loans	(385,000)	(1,236,000)
Decrease in customers’ deposits	(204,798)	(153,475)
Payments for the principal of lease liabilities	(1,055,215)	(1,090,899)
Increase (decrease) in other noncurrent liabilities	(280,376)	33,068
Cash dividends distributed to noncontrolling interests	(4,283)	(5,639)
Change in other noncontrolling interests	13,245	15,173

Net cash used in financing activities	(1,651,427)	(1,581,972)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	16,966	(5,941)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(493,411)	(11,476,681)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,823,884	50,192,604

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,330,473	$38,715,923

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on May 10, 2024.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023. Please refer to the consolidated financial statements for the year ended December 31, 2023 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2024	December 31, 2023	March 31, 2023	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	37	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2024	December 31, 2023	March 31, 2023	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	66	69	71	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	—	—	f.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	—	—	100	g.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	—	—	100	h.
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	—	100	i.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	j.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	k.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2024	December 31, 2023	March 31, 2023	Note
TestPro Investment Co., Ltd. (“TestPro”)	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	—	—	100	l.
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	—	100	m.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	99.96	n.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	—	100	o.

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	CHIEF issued new shares in December 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.63% as of December 31, 2023.

c.	Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.

d.	CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% as of December 31, 2023.

e.

CHTSC issued new shares in February 2023, May 2023, January 2024 and March 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 70.91%, 69.28% and 66.08% as of March 31, 2023, December 31, 2023 and March 31, 2024, respectively.

f.	Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

g.	SIS completed its liquidation in September 2023.

h.	Youyi completed its liquidation in November 2023.

i.

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.

j.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

k.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

l.	SIHK completed its liquidation in July 2023.

m.	IESA completed its liquidation in September 2023.

n.	IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100% as of December 31, 2023.

o.	IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of March 31, 2024.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2023.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2024	December 31, 2023	March 31, 2023
Cash
Cash on hand	$437,166	$403,536	$392,266
Bank deposits	10,089,820	9,522,341	9,970,391

	10,526,986	9,925,877	10,362,657

Cash equivalents (with maturities of less than three months)
Commercial paper	11,213,868	14,496,056	17,123,316
Negotiable certificates of deposit	8,300,000	5,900,000	6,800,000
Time deposits	3,288,653	3,501,671	4,429,950
Stimulus vouchers	966	280	—

	22,803,487	23,898,007	28,353,266

	$33,330,473	$33,823,884	$38,715,923

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Bank deposits	0.00%~3.10%	0.00%~3.10%	0.00%~2.87%
Commercial paper	0.90%~1.44%	0.72%~1.33%	0.60%~1.30%
Negotiable certificates of deposit	1.38%~1.43%	1.38%	1.21%~1.35%
Time deposits	0.01%~5.50%	0.01%~5.50%	0.01%~4.48%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2024	December 31, 2023	March 31, 2023
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$1,086	$483	$3,851
Non-derivatives
Listed stocks - domestic	421	421	442

	$1,507	$904	$4,293

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$648,456	$703,537	$724,596
Non-listed stocks - foreign	85,287	88,827	97,677
Limited partnership - domestic	316,646	219,032	228,149
Film and drama investing agreements	29,458	24,305	23,355

	$1,079,847	$1,035,701	$1,073,777

(Continued)

	March 31, 2024	December 31, 2023	March 31, 2023
Financial liabilities-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$200	$—	$—

(Concluded)

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of March 31, 2024, Chunghwa invested $300,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
March 31, 2024
Forward exchange contracts - buy	NT$/EUR	April to June 2024	NT$236,119/EUR6,900
December 31, 2023
Forward exchange contracts - buy	NT$/EUR	March 2024	NT$144,936/EUR4,300
March 31, 2023
Forward exchange contracts - buy	NT$/EUR	June 2023	NT$230,438/EUR7,100

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	March 31, 2024	December 31, 2023	March 31, 2023
Domestic investments
Listed stocks	$217,220	$243,649	$292,006
Non-listed stocks	4,407,720	3,733,782	3,590,949
Foreign investments
Non-listed stocks	443,871	434,912	157,258

	$5,068,811	$4,412,343	$4,040,213

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2024	December 31, 2023	March 31, 2023
Trade notes and accounts receivable	$23,743,073	$25,943,635	$22,190,404
Less: Loss allowance	(1,119,481)	(1,101,640)	(1,200,396)

	$22,623,592	$24,841,995	$20,990,008

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

March 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	11%~82%	25%~91%	54%~96%	100%
Gross carrying amount	$16,965,432	$393,127	$141,699	$52,636	$32,285	$25,558	$575,024	$18,185,761
Loss allowance (lifetime ECL)	(71,092)	(34,375)	(27,318)	(27,742)	(24,938)	(23,189)	(575,024)	(783,678)

Amortized cost	$16,894,340	$358,752	$114,381	$24,894	$7,347	$2,369	$—	$17,402,083

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,377,209	$57,877	$33,335	$45,635	$74	$—	$285,726	$2,799,856
Loss allowance (lifetime ECL)	(2,153)	(2,894)	(3,333)	(13,690)	(59)	—	(285,726)	(307,855)

Amortized cost	$2,375,056	$54,983	$30,002	$31,945	$15	$—	$—	$2,492,001

December 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	12%~82%	23%~91%	40%~96%	100%
Gross carrying amount	$17,065,909	$346,172	$135,390	$69,909	$47,730	$48,827	$577,604	$18,291,541
Loss allowance (lifetime ECL)	(49,828)	(21,667)	(28,978)	(29,154)	(35,221)	(21,848)	(577,604)	(764,300)

Amortized cost	$17,016,081	$324,505	$106,412	$40,755	$12,509	$26,979	$—	$17,527,241

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,868,984	$101,408	$11,954	$17,535	$1,353	$613	$287,368	$4,289,215
Loss allowance (lifetime ECL)	(2,812)	(16,671)	(1,195)	(5,261)	(676)	(490)	(287,368)	(314,473)

Amortized cost	$3,866,172	$84,737	$10,759	$12,274	$677	$123	$—	$3,974,742

March 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	3%~64%	11%~81%	24%~90%	48%~96%	100%
Gross carrying amount	$15,877,741	$360,047	$161,855	$130,047	$48,799	$37,404	$609,373	$17,225,266
Loss allowance (lifetime ECL)	(58,227)	(44,535)	(53,277)	(22,667)	(22,249)	(33,722)	(609,373)	(844,050)

Amortized cost	$15,819,514	$315,512	$108,578	$107,380	$26,550	$3,682	$—	$16,381,216

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,205,320	$49,109	$29,021	$19,307	$696	$623	$313,122	$2,617,198
Loss allowance (lifetime ECL)	(2,026)	(3,165)	(2,902)	(6,414)	(348)	(499)	(313,122)	(328,476)

Amortized cost	$2,203,294	$45,944	$26,119	$12,893	$348	$124	$—	$2,288,722

Note a:

Please refer to Note 42 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Three Months Ended March 31
	2024	2023
Beginning balance	$1,101,640	$1,365,222
Add: Provision for credit loss	56,172	100,286
Less: Amounts written off	(38,331)	(265,112)

Ending balance	$1,119,481	$1,200,396

10.	INVENTORIES

	March 31, 2024	December 31, 2023	March 31, 2023
Merchandise	$4,149,699	$4,340,001	$4,662,019
Project in process	4,546,340	4,771,313	4,906,945
Work in process	69,276	73,622	86,418
Raw materials	232,380	221,314	266,899

	8,997,695	9,406,250	9,922,281
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	117,012	115,782	103,077

	$11,113,440	$11,520,765	$12,024,091

The operating costs related to inventories were $12,588,852 thousand (including the valuation loss on inventories of $25,576 thousand) and $12,500,866 thousand (including the valuation loss on inventories of $5,274 thousand) for the three months ended March 31, 2024 and 2023, respectively.

As of March 31, 2024, December 31, 2023 and March 31, 2023, inventories of $2,115,745 thousand, $2,114,515 thousand and $2,101,810 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

11.	PREPAYMENTS

	March 31, 2024	December 31, 2023	March 31, 2023
Prepaid salary and bonus	$2,917,486	$4,736	$2,860,982
Prepaid rents	2,077,928	2,143,336	2,261,838
Prepayments for leases - satellite (Note 39)	2,070,506	1,729,118	—
Others	2,473,754	2,292,864	2,056,845

	$9,539,674	$6,170,054	$7,179,665

(Continued)

	March 31, 2024	December 31, 2023	March 31, 2023
Current
Prepaid salary and bonus	$2,917,486	$4,736	$2,860,982
Prepaid rents	572,333	580,930	568,372
Others	2,431,680	2,253,805	2,055,022

	$5,921,499	$2,839,471	$5,484,376

Noncurrent
Prepaid rents	$1,505,595	$1,562,406	$1,693,466
Prepayments for leases - satellite (Note 39)	2,070,506	1,729,118	—
Others	42,074	39,059	1,823

	$3,618,175	$3,330,583	$1,695,289

(Concluded)

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	March 31, 2024	December 31, 2023	March 31, 2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$26,195,432	$18,572,579	$17,755,151
Accrued custodial receipts	833,276	893,629	781,871
Others	766,024	885,842	1,443,416

	$27,794,732	$20,352,050	$19,980,438

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~5.00%	0.03%~5.54%	0.03%~4.36%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	March 31, 2024	December 31, 2023	March 31, 2023
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Three Months Ended March 31		March 31,	December 31,	March 31,
	2024	2023	2024	2023	2023
SENAO	$96,826	$141,198	$4,412,858	$4,666,876	$4,322,953

CHPT	$2,385	$(26,832)	5,004,863	4,995,300	5,230,536

Individually immaterial subsidiaries with noncontrolling interests			2,718,642	2,934,076	2,606,914

			$12,136,363	$12,596,252	$12,160,403

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2024	December 31, 2023	March 31, 2023
Current assets	$7,132,733	$6,539,760	$6,709,874
Noncurrent assets	3,365,022	3,293,533	3,305,221
Current liabilities	(3,938,838)	(2,949,548)	(3,597,049)
Noncurrent liabilities	(487,134)	(458,543)	(470,758)

Equity	$6,071,783	$6,425,202	$5,947,288

Equity attributable to the parent	$1,658,925	$1,758,326	$1,624,335
Equity attributable to noncontrolling interests	4,412,858	4,666,876	4,322,953

	$6,071,783	$6,425,202	$5,947,288

	Three Months Ended March 31
	2024	2023
Revenues and income	$8,171,181	$8,316,887
Costs and expenses	8,036,271	8,120,208

Profit for the period	$134,910	$196,679

Profit attributable to the parent	$38,084	$55,481
Profit attributable to noncontrolling interests	96,826	141,198

Profit for the period	$134,910	$196,679

(Continued)

	Three Months Ended March 31
	2024	2023
Other comprehensive income (loss) attributable to the parent	$7,940	$(395)
Other comprehensive income (loss) attributable to noncontrolling interests	20,236	(1,007)

Other comprehensive income (loss) for the period	$28,176	$(1,402)

Total comprehensive income attributable to the parent	$46,024	$55,086
Total comprehensive income attributable to noncontrolling interests	117,062	140,191

Total comprehensive income for the period	$163,086	$195,277

Net cash flow from operating activities	$327,163	$(511,454)
Net cash flow from investing activities	(6,819)	(9,715)
Net cash flow from financing activities	(75,378)	(76,457)
Effect of exchange rate changes on cash and cash equivalents	19	2

Net cash inflow (outflow)	$244,985	$(597,624)

(Concluded)

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2024	December 31, 2023	March 31, 2023
Current assets	$3,788,825	$3,773,213	$4,023,108
Noncurrent assets	4,416,004	4,499,182	4,611,346
Current liabilities	(591,800)	(675,326)	(689,858)
Noncurrent liabilities	(21,410)	(23,546)	(22,745)

Equity	$7,591,619	$7,573,523	$7,921,851

Equity attributable to CHI	$2,586,756	$2,578,223	$2,691,315
Equity attributable to noncontrolling interests	5,004,863	4,995,300	5,230,536

	$7,591,619	$7,573,523	$7,921,851

	Three Months Ended March 31
	2024	2023
Revenues and income	$697,630	$706,859
Costs and expenses	690,450	744,236

Profit (loss) for the period	$7,180	$(37,377)

Profit (loss) attributable to CHI	$4,795	$(10,545)
Profit (loss) attributable to noncontrolling interests	2,385	(26,832)

Profit (loss) for the period	$7,180	$(37,377)

(Continued)

	Three Months Ended March 31
	2024	2023
Other comprehensive income (loss) attributable to CHI	$3,739	$(25)
Other comprehensive income (loss) attributable to noncontrolling interests	7,177	(48)

Other comprehensive income (loss) for the period	$10,916	$(73)

Total comprehensive income (loss) attributable to CHI	$8,534	$(10,570)
Total comprehensive income (loss) attributable to noncontrolling interests	9,562	(26,880)

Total comprehensive income (loss) for the period	$18,096	$(37,450)

Net cash flow from operating activities	$(35,657)	$58,721
Net cash flow from investing activities	(34,200)	(92,752)
Net cash flow from financing activities	(6,605)	(5,490)
Effect of exchange rate changes on cash and cash equivalents	13,187	2,021

Net cash outflow	$(63,275)	$(37,500)

(Concluded)

b.	Equity transactions with noncontrolling interests

CHTSC issued new shares in February 2023, May 2023, January 2024 and March 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2023
	CHTSC Share-Based Payment	CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests (Note)	$13,245	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(13,650)	8,900

Differences arising from equity transactions	$(405)	$8,900

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(405)	$8,900

Note:	The proceeds from the new shares issued in January 2024 and February 2023 by CHTSC have been received in advance in December 2023 and December 2022, respectively.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2024	December 31, 2023	March 31, 2023
Investments in associates	$8,551,936	$8,440,736	$7,238,577
Investment in joint venture	9,400	9,463	9,602

	$8,561,336	$8,450,199	$7,248,179

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2024	December 31, 2023	March 31, 2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$4,207,893	$4,293,338	$3,077,942

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,608,490	1,564,311	1,480,401
KingwayTek Technology Co., Ltd. (“KWT”)	270,090	266,407	271,174
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	567,596	542,178	587,080
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	322,008	285,430	273,844
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	312,238	312,800	347,207
WiAdvance Technology Corporation (“WATC”)	285,617	212,101	221,235
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	256,115	257,657	276,539
So-net Entertainment Taiwan Limited (“So-net”)	224,102	225,697	226,233
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	171,342	163,999	175,395
Taiwan International Ports Logistics Corporation (“TIPL”)	129,330	121,948	109,184
CHT Infinity Singapore Pte. Ltd. (“CISG”)	58,474	56,764	59,755
Imedtac Co., Ltd. (“IME”)	46,295	46,880	39,848
Click Force Co., Ltd. (“CF”)	44,828	42,637	41,509
AgriTalk Technology Inc. (“ATT”)	29,572	30,798	33,698
Baohwa Trust Co., Ltd. (“BHT”)	10,383	10,317	10,588
Cornerstone Ventures Co., Ltd. (“CVC”)	7,563	7,474	6,945

	4,344,043	4,147,398	4,160,635

	$8,551,936	$8,440,736	$7,238,577

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	March 31, 2024	December 31, 2023	March 31, 2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	42
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	16	19	20
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Imedtac Co., Ltd. (“IME”)	7	7	7
Click Force Co., Ltd. (“CF”)	49	49	49
AgriTalk Technology Inc. (“ATT”)	29	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25	40
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49

Summarized financial information of NCB was set out below:

	March 31, 2024	December 31, 2023	March 31, 2023
Assets	$39,498,355	$37,431,036	$35,136,801
Liabilities	(30,339,323)	(28,083,960)	(27,709,767)

Equity	$9,159,032	$9,347,076	$7,427,034

The percentage of ownership interest held by the Company	46.26%	46.26%	41.90%
Equity attributable to the Company	$4,236,968	$4,323,958	$3,111,927
Unrealized gain or loss from downstream transactions	(29,075)	(30,620)	(33,985)

The carrying amount of investment	$4,207,893	$4,293,338	$3,077,942

	Three Months Ended March 31
	2024	2023
Net revenues (losses)	$68,964	$(12,489)

Net loss for the period	$(185,512)	$(230,899)
Other comprehensive loss	(2,532)	(394)

Total comprehensive loss for the period	$(188,044)	$(231,293)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended March 31
	2024	2023
The Company’s share of profits	$98,838	$198,385
The Company’s share of other comprehensive income	26,679	9,458

The Company’s share of total comprehensive income	$125,517	$207,843

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
SNI	$3,556,203	$4,061,863	$5,670,029

KWT	$896,169	$987,520	$880,926

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in April 2023, September 2023, December 2023 and March 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 19.22% and 16.35% as of December 31, 2023 and March 31, 2024, respectively. However, as the Company continues to control one out of three seats of the Board of Directors of WATC, the Company has significant influence over WATC. Therefore, the Company recognized WATC as an investment in associate.

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company increased its investment in IME proportionally in December 2023, and the Company’s ownership interest in IME remained the same. The Company invested and obtained 6.74% ownership interest in IME. However, as the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME. Therefore, the Company recognized IME as an investment in associate.

The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00% as of December 31, 2023.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	March 31, 2024	December 31, 2023	March 31, 2023	March 31, 2024	December 31, 2023	March 31, 2023
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,400	$9,463	$9,602	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended March 31
	2024	2023
The Company’s share of loss	$(63)	$(75)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(63)	$(75)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2024	December 31, 2023	March 31, 2023
Assets used by the Company	$280,840,400	$285,084,900	$281,457,364
Assets subject to operating leases	6,224,809	7,252,842	7,808,042

	$287,065,209	$292,337,742	$289,265,406

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2023	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820
Additions	95,567	—	6,496	21,840	8,158	464	32,269	3,970,084	4,134,878
Disposal	(1,672)	—	—	(315,873)	(5,426,631)	(39,700)	(74,277)	—	(5,858,153)
Effect of foreign exchange differences	—	—	—	(13)	(32,722)	(21)	148	(3,251)	(35,859)
Others	(731,154)	6,101	(92,843)	69,050	6,863,623	6,588	231,562	(7,125,883)	(772,956)

Balance on March 31, 2023	$103,026,269	$1,681,356	$72,443,427	$10,863,881	$721,480,751	$3,938,370	$11,657,229	$11,268,447	$936,359,730

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)
Depreciation expenses	—	(8,513)	(362,708)	(168,062)	(6,413,695)	(22,637)	(205,842)	—	(7,181,457)
Disposal	—	—	—	315,851	5,424,939	39,700	74,150	—	5,854,640
Effect of foreign exchange differences	—	—	—	242	17,778	14	(125)	—	17,909
Others	—	—	(6,614)	(19,024)	(13,216)	(150)	8,447	—	(30,557)

Balance on March 31, 2023	$—	$(1,482,598)	$(32,632,522)	$(9,424,573)	$(598,941,479)	$(3,655,801)	$(8,765,393)	$—	$(654,902,366)

Balance on January 1, 2023, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Balance on March 31, 2023, net	$103,026,269	$198,758	$39,810,905	$1,439,308	$122,539,272	$282,569	$2,891,836	$11,268,447	$281,457,364

Cost
Balance on January 1, 2024	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160
Additions	—	—	5,242	18,379	23,002	2,839	14,608	3,550,693	3,614,763
Disposal	—	—	—	(249,084)	(4,697,374)	(59,735)	(89,651)	—	(5,095,844)
Effect of foreign exchange differences	—	—	—	41	91,121	98	6,151	8,105	105,516
Others	(528,935)	1,652	(301,140)	228,301	5,501,226	73	76,673	(5,831,630)	(853,780)

Balance on March 31, 2024	$102,356,519	$1,710,888	$71,458,885	$11,042,468	$722,352,954	$3,992,936	$12,098,810	$13,664,355	$938,677,815

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)
Depreciation expenses	—	(8,344)	(358,607)	(182,451)	(6,394,220)	(29,325)	(205,976)	—	(7,178,923)
Disposal	—	—	—	248,665	4,695,821	59,735	89,229	—	5,093,450
Effect of foreign exchange differences	—	—	—	(39)	(55,411)	(14)	(3,360)	—	(58,824)
Others	—	—	162,600	(72)	(29,857)	(147)	(3,382)	—	129,142

Balance on March 31, 2024	$—	$(1,516,276)	$(33,479,819)	$(9,154,957)	$(600,915,658)	$(3,624,475)	$(9,146,230)	$—	$(657,837,415)

Balance on January 1, 2024, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

Balance on March 31, 2024, net	$102,356,519	$194,612	$37,979,066	$1,887,511	$121,437,296	$368,461	$2,952,580	$13,664,355	$280,840,400

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the three months ended March 31, 2024 and 2023.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2023	$4,376,196	$3,185,097	$7,561,293
Additions	—	941	941
Others	1,530,987	61,479	1,592,466

Balance on March 31, 2023	$5,907,183	$3,247,517	$9,154,700

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362,302)	$(1,362,302)
Depreciation expenses	—	(14,029)	(14,029)
Others	—	29,673	29,673

Balance on March 31, 2023	$—	$(1,346,658)	$(1,346,658)

Balance on January 1, 2023, net	$4,376,196	$1,822,795	$6,198,991

Balance on March 31, 2023, net	$5,907,183	$1,900,859	$7,808,042

Cost
Balance on January 1, 2024	$4,924,387	$4,131,031	$9,055,418
Additions	—	99	99
Others	(1,181,880)	279,033	(902,847)

Balance on March 31, 2024	$3,742,507	$4,410,163	$8,152,670

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802,576)	$(1,802,576)
Depreciation expenses	—	(19,304)	(19,304)
Others	—	(105,981)	(105,981)

Balance on March 31, 2024	$—	$(1,927,861)	$(1,927,861)

Balance on January 1, 2024, net	$4,924,387	$2,328,455	$7,252,842

Balance on March 31, 2024, net	$3,742,507	$2,482,302	$6,224,809

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Year 1	$287,684	$381,357	$415,209
Year 2	184,484	278,903	285,616
Year 3	125,358	221,059	222,968
Year 4	81,970	175,747	188,271
Year 5	54,715	146,035	158,454
Onwards	122,943	1,025,127	1,133,154

	$857,154	$2,228,228	$2,403,672

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2024	December 31, 2023	March 31, 2023
Land and buildings
Handsets base stations	$7,596,291	$7,576,685	$7,217,419
Others	1,696,547	1,754,335	1,738,845
Equipment	1,830,401	1,906,794	2,137,556

	$11,123,239	$11,237,814	$11,093,820

	Three Months Ended March 31
	2024	2023
Additions to right-of-use assets	$979,391	$1,221,805

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$743,846	$725,128
Others	195,986	186,444
Equipment	87,323	85,820

	$1,027,155	$997,392

The Company did not have significant sublease or impairment of right-of-use assets for the three months ended March 31, 2024 and 2023.

b.	Lease liabilities

	March 31, 2024	December 31, 2023	March 31, 2023
Lease liabilities
Current	$3,448,987	$3,504,990	$3,319,259
Noncurrent	7,398,566	7,470,191	7,243,867

	$10,847,553	$10,975,181	$10,563,126

Ranges of discount rates for lease liabilities were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Land and buildings
Handsets base stations	0.37%~1.78%	0.37%~1.84%	0.37%~1.84%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~3.50%	0.37%~2.87%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 for details.

d.	Other lease information

	Three Months Ended March 31
	2024	2023
Expenses relating to low-value asset leases	$2,063	$2,333

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,478	$1,699

Total cash outflow for leases	$1,088,205	$1,118,164

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2023	$10,780,029
Reclassification	(799,762)

Balance on March 31, 2023	$9,980,267

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(11,064)

Balance on March 31, 2023	$(987,232)

Balance on January 1, 2023, net	$9,803,861

Balance on March 31, 2023, net	$8,993,035

Cost
Balance on January 1, 2024	$11,161,834
Reclassification	1,747,177

Balance on March 31, 2024	$12,909,011

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(11,107)
Reclassification	(24,663)

Balance on March 31, 2024	$(1,392,141)

Balance on January 1, 2024, net	$9,805,463

Balance on March 31, 2024, net	$11,516,870

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2023 and 2022 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of March 31, 2024 and 2023 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Fair value	$35,336,628	$24,236,751	$23,829,552

Overall capital interest rate	1.43%~5.51%	1.43%~5.51%	1.31%~4.91%
Profit margin ratio	10%~20%	10%~20%	8%~20%
Discount rate	—	—	—
Capitalization rate	0.23%~2.28%	0.23%~2.28%	0.23%~2.16%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Year 1	$270,731	$168,384	$114,849
Year 2	249,088	156,821	98,762
Year 3	224,283	134,231	84,896
Year 4	192,871	104,567	63,667
Year 5	172,931	82,732	39,621
Onwards	1,283,870	435,202	141,658

	$2,393,774	$1,081,937	$543,453

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2023	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285
Additions-acquired separately	—	45,686	—	432	46,118
Disposal	—	(58,190)	—	(180)	(58,370)
Effect of foreign exchange differences	—	(42)	—	2	(40)
Others	—	1,571	—	—	1,571

Balance on March 31, 2023	$109,963,431	$2,786,860	$291,206	$422,067	$113,463,564

Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)
Amortization expenses	(1,597,535)	(71,186)	—	(8,785)	(1,677,506)
Disposal	—	58,190	—	180	58,370
Effect of foreign exchange differences	—	(108)	—	—	(108)
Others	—	(508)	—	—	(508)

Balance on March 31, 2023	$(33,409,813)	$(2,189,846)	$(73,624)	$(233,667)	$(35,906,950)

Balance on January 1, 2023, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Balance on March 31, 2023, net	$76,553,618	$597,014	$217,582	$188,400	$77,556,614

Cost
Balance on January 1, 2024	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721
Additions-acquired separately	—	38,579	—	1,695	40,274
Disposal	—	(103,569)	—	(7,044)	(110,613)
Effect of foreign exchange differences	—	170	—	(10)	160
Others	—	1,271	—	—	1,271

Balance on March 31, 2024	$109,963,431	$2,468,700	$291,206	$416,476	$113,139,813

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)
Amortization expenses	(1,597,535)	(67,167)	—	(7,570)	(1,672,272)
Disposal	—	103,569	—	7,044	110,613
Effect of foreign exchange differences	—	(71)	—	5	(66)

Balance on March 31, 2024	$(39,799,951)	$(1,917,765)	$(73,624)	$(252,561)	$(42,043,901)

Balance on January 1, 2024 net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Balance on March 31, 2024 net	$70,163,480	$550,935	$217,582	$163,915	$71,095,912

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	March 31, 2024	December 31, 2023	March 31, 2023
Spare parts	$2,393,762	$2,232,800	$3,681,949
Refundable deposits	1,942,580	1,994,503	1,854,044
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,587,175	2,223,648	1,777,588

	$7,923,517	$7,450,951	$8,313,581

Current
Spare parts	$2,393,762	$2,232,800	$3,681,949
Others	727,134	589,459	159,470

	$3,120,896	$2,822,259	$3,841,419

Noncurrent
Refundable deposits	$1,942,580	$1,994,503	$1,854,044
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,860,041	1,634,189	1,618,118

	$4,802,621	$4,628,692	$4,472,162

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

March 31, 2024

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 47,915 /EUR 1,400	June 2024	$34.23	Hedging financial assets (liabilities)	$29	$—	$73

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(73)	$29	$—

December 31, 2023

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 23,717 /EUR 700	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$44	$(12,935)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,935	$(44)	$—

March 31, 2023

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 72,481 /EUR 2,233	June 2023	$32.46	Hedging financial assets (liabilities)	$1,196	$—	$(11,695)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$11,695	$1,196	$—

Three months ended March 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$73	$—	—	$1,551	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Three months ended March 31, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(11,695)	$—	—	$14,855	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	March 31, 2024	December 31, 2023	March 31, 2023
Unsecured bank loans	$465,000	$585,000	$341,800

The annual interest rates of bank loans were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Unsecured bank loans	1.70%~3.49%	2.16%~3.36%	1.54%~3.19%

22.	LONG-TERM LOANS

	March 31, 2024	December 31, 2023	March 31, 2023
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	(1,600,000)	(1,600,000)	—

	$—	$—	$1,600,000

The annual interest rates of bank loans were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Secured bank loans	1.87%	1.87%	1.80%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. The contract will be due in September 2024.

23.	BONDS PAYABLE

	March 31, 2024	December 31, 2023	March 31, 2023
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(15,844)	(17,234)	(21,261)

	$30,484,156	$30,482,766	$30,478,739

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2024	December 31, 2023	March 31, 2023
Trade notes and accounts payable	$9,806,485	$14,395,740	$9,972,835

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	March 31, 2024	December 31, 2023	March 31, 2023
Accrued salary and compensation	$7,774,277	$10,441,118	$7,401,186
Accrued compensation to employees and remuneration to directors and supervisors	2,688,772	2,107,392	2,650,942
Amounts collected for others	1,623,358	1,543,596	1,836,117
Payables to contractors	1,167,660	1,990,007	1,289,069
Accrued maintenance costs	1,069,055	1,316,233	760,964
Payables to equipment suppliers	813,574	1,311,426	1,254,124
Others	7,800,048	6,547,154	6,772,371

	$22,936,744	$25,256,926	$21,964,773

26.	PROVISIONS

	March 31, 2024	December 31, 2023	March 31, 2023
Employee benefits	$391,808	$387,082	$363,554
Warranties	238,655	237,873	228,206
Onerous contracts	175,504	194,651	92,001
Others	3,067	3,067	3,767

	$809,034	$822,673	$687,528

Current	$316,748	$337,406	$222,990
Noncurrent	492,286	485,267	464,538

	$809,034	$822,673	$687,528

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2023	$64,776	$235,308	$95,201	$3,767	$399,052
Additional / (reversal of) provisions recognized	299,224	12,201	(3,200)	—	308,225
Used / forfeited during the period	(446)	(19,306)	—	—	(19,752)
Effect of foreign exchange differences	—	3	—	—	3

Balance on March 31, 2023	$363,554	$228,206	$92,001	$3,767	$687,528

Balance on January 1, 2024	$387,082	$237,873	$194,651	$3,067	$822,673
Additional / (reversal of) provisions recognized	9,131	8,136	(19,147)	—	(1,880)
Used / forfeited during the period	(4,405)	(7,408)	—	—	(11,813)
Effect of foreign exchange differences	—	54	—	—	54

Balance on March 31, 2024	$391,808	$238,655	$175,504	$3,067	$809,034

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2023 and 2022 were as follows:

	Three Months Ended March 31
	2024	2023
Operating costs	$104,906	$122,969
Marketing expenses	77,832	82,029
General and administrative expenses	17,883	19,699
Research and development expenses	8,012	8,813

	$208,633	$233,510

28.	EQUITY

a.	Share capital

1)	Common stocks

	March 31, 2024	December 31, 2023	March 31, 2023
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of March 31, 2024, the outstanding ADSs were 183,555 thousand common stocks, which equaled 18,356 thousand units and represented 2.37% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the three months ended March 31, 2024 and 2023 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2023	$147,329,386	$173,672	$2,137,032	$987,611	$25,119	$20,648,078	$171,300,898
Share-based payment transactions of subsidiaries	—	—	8,900	—	—	—	8,900

Balance on March 31, 2023	$147,329,386	$173,672	$2,145,932	$987,611	$25,119	$20,648,078	$171,309,798

Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	76,658	—	—	—	—	76,658
Share-based payment transactions of subsidiaries	—	—	(405)	—	—	—	(405)

Balance on March 31, 2024	$147,329,386	$228,610	$2,144,322	$987,607	$27,336	$20,648,078	$171,365,339

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2023 earnings of Chunghwa proposed by the Chunghwa’s Board of Directors on February 23, 2024 and the appropriations of the 2022 earnings of Chunghwa approved by the stockholders in their meetings on May 26, 2023 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2023	For Fiscal Year 2022	For Fiscal Year 2023	For Fiscal Year 2022
Reversal of special reserve	$(223,084)	$(185,066)
Cash dividends	36,909,931	36,475,514	$4.758	$4.702

The appropriations of earnings for 2023 are subject to the resolution of the stockholders’ meeting planned to be held on May 31, 2024. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Three Months Ended March 31
	2024	2023
Beginning balance	$520,748	$(124,762)
Unrealized gain or loss for the period
Equity instruments	628,015	546,641
Share of loss of associates and joint ventures accounted for using equity method	(1,295)	(165)

Ending balance	$1,147,468	$421,714

e.	Noncontrolling interests

	Three Months Ended March 31
	2024	2023
Beginning balance	$12,596,252	$12,599,541
Shares attributed to noncontrolling interests
Net income for the period	212,764	229,791
Exchange differences arising from the translation of the foreign operations	10,298	(2,494)
Unrealized gain or loss on financial assets at FVOCI	(1,547)	2,191
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	19,262	(509)
Cash dividends distributed by subsidiaries	(716,689)	(676,862)
Share-based payment transactions of subsidiaries	16,023	(6,428)
Net increase in noncontrolling interests	—	15,173

Ending balance	$12,136,363	$12,160,403

29.	REVENUES

	Three Months Ended March 31
	2024	2023
Revenue from contracts with customers	$54,329,761	$53,125,275

Other revenues
Rental income	291,500	275,524
Government grants income	274,352	763,227
Others	47,858	46,879

	613,710	1,085,630

	$54,943,471	$54,210,905

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2023 for details.

a.	Disaggregation of revenue

Please refer to Note 42 Segment Information for details.

b.	Contract balances

	March 31, 2024	December 31, 2023	March 31, 2023	January 1, 2023
Trade notes and accounts receivable (Note 9)	$22,623,592	$24,841,995	$20,990,008	$24,672,473

Contract assets
Products and service bundling	$9,679,196	$9,297,181	$8,322,556	$7,955,689
Others	1,346,077	1,205,973	1,165,747	1,255,584
Less: Loss allowance	(22,366)	(21,282)	(19,911)	(19,129)

	$11,002,907	$10,481,872	$9,468,392	$9,192,144

(Continued)

	March 31, 2024	December 31, 2023	March 31, 2023	January 1, 2023
Current	$6,985,515	$6,713,227	$6,123,875	$6,055,343
Noncurrent	4,017,392	3,768,645	3,344,517	3,136,801

	$11,002,907	$10,481,872	$9,468,392	$9,192,144

Contract liabilities
Telecommunications business	$13,961,741	$14,015,949	$13,790,626	$14,081,316
Project business	6,637,247	6,654,364	6,102,454	6,586,384
Advance land receipts (Note 39)	576,826	459,697	—	—
Others	677,019	518,758	670,263	396,834

	$21,852,833	$21,648,768	$20,563,343	$21,064,534

Current	$14,293,408	$14,088,416	$12,898,161	$13,390,439
Noncurrent	7,559,425	7,560,352	7,665,182	7,674,095

	$21,852,833	$21,648,768	$20,563,343	$21,064,534

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	March 31, 2024	December 31, 2023	March 31, 2023
Current
Incremental costs of obtaining contracts	$271,077	$210,923	$—

Noncurrent
Incremental costs of obtaining contracts	$975,660	$939,409	$954,772

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. LED also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle. Amortization expenses for the three months ended March 31, 2024 and 2023 are $214,720 thousand and $214,202 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended March 31
	2024	2023
Gain (loss) on disposal of property, plant and equipment, net	$2,520	$(44)

b.	Other income

	Three Months Ended March 31
	2024	2023
Rental income	$17,487	$18,904
Others	20,282	25,882

	$37,769	$44,786

c.	Other gains and losses

	Three Months Ended March 31
	2024	2023
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(61,657)	$(46,086)
Foreign currency exchange loss, net	(6,644)	(54,991)
Gain on disposal of financial instruments, net	1,073	—
Others	5,964	(2,887)

	$(61,264)	$(103,964)

d.	Interest expenses

	Three Months Ended March 31
	2024	2023
Interest on bonds payable	$41,970	$41,963
Interest on lease liabilities	29,449	23,233
Interest paid to financial institutions	11,199	10,212
Others	669	4

	$83,287	$75,412

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended March 31
	2024	2023
Contract assets	$1,084	$782

Trade notes and accounts receivable	$56,172	$100,286

Other receivables	$(1,470)	$(700)

Inventories	$25,576	$5,274

f.	Depreciation and amortization expenses

	Three Months Ended March 31
	2024	2023
Property, plant and equipment	$7,198,227	$7,195,486
Right-of-use assets	1,027,155	997,392
Investment properties	11,107	11,064
Intangible assets	1,672,272	1,677,506
Incremental costs of obtaining contracts	214,720	214,202

Total depreciation and amortization expenses	$10,123,481	$10,095,650

Depreciation expenses summarized by functions
Operating costs	$7,701,733	$7,656,051
Operating expenses	534,756	547,891

	$8,236,489	$8,203,942

Amortization expenses summarized by functions
Operating costs	$1,838,789	$1,844,102
Marketing expenses	20,433	17,397
General and administrative expenses	15,746	17,792
Research and development expenses	12,024	12,417

	$1,886,992	$1,891,708

g.	Employee benefit expenses

	Three Months Ended March 31
	2024	2023
Post-employment benefit
Defined contribution plans	$256,170	$231,703
Defined benefit plans	208,633	233,510

	464,803	465,213

Share-based payment
Equity-settled share-based payment	2,373	2,472

Other employee benefit (Note)	11,383,272	11,068,564

Total employee benefit expenses	$11,850,448	$11,536,249

Summary by functions
Operating costs	$5,522,712	$5,486,895
Operating expenses	6,327,736	6,049,354

	$11,850,448	$11,536,249

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2023 and 2022 approved by the Board of Directors on February 23, 2024 and February 24, 2023, respectively, were as follows. The compensation to the employees and remuneration to the directors of 2023 will be reported to the stockholders in their meeting planned to be held on May 31, 2024.

	Cash
	2023	2022
Compensation distributed to the employees	$1,522,481	$1,498,374
Remuneration paid to the directors	39,797	39,480

There was no difference between the initial accrued amounts recognized in 2023 and 2022 and the amounts approved by the Board of Directors in 2024 and 2023 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended March 31
	2024	2023
Current tax
Current tax expenses recognized for the period	$2,302,333	$2,337,295
Income tax adjustments on prior years	1,768	(28,293)
Others	27	364

	2,304,128	2,309,366

Deferred tax
Deferred tax expenses recognized for the period	79,429	77,581

Income tax recognized in profit or loss	$2,383,557	$2,386,947

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, SENAO, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHPT, SFD, CLPT, CHTSC, HHI, CHST, IISI have been examined by the tax authorities through 2021. Income tax returns of Youth, ISPOT, Aval, Wiin, SENYOUNG, CHI, and UTC have been examined by the tax authorities through 2022.

c.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2024	2023
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,391,419	$9,643,255
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(546)	(588)

Net income used to compute the diluted earnings per share	$9,390,873	$9,642,667

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Three Months Ended March 31
	2024	2023
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	11,169	9,511

Weighted average number of common stocks used to compute the diluted earnings per share	7,768,616	7,766,958

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended March 31, 2024 and 2023 were $816 thousand and $1,395 thousand, respectively.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in August 2023; therefore, the exercise price changed from $193.50 to $171.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the three months ended March 31, 2024 and 2023 was as follows:

	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Number of Options	Weighted Average Exercise Price (NT$)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	93	$171.70	142.25	$193.50

Options exercisable at end of the period	—	—	0.50	193.50

Weighted average remaining contractual life (years)	1.62		2.62

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months ended March 31, 2024 and 2023 were $194 thousand and $617 thousand, respectively.

Information about CHTSC’s outstanding stock options for the three months ended March 31, 2024 and 2023 were as follows:

	Three Months Ended March 31, 2024
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	1,519	$19.085	40	$19.085
Options exercised	(689)	19.085	(5)	19.085
Options forfeited	(11)	—	—	—

Options outstanding at end of the period	819	19.085	35	19.085

Options exercisable at end of the period	10	19.085	35	19.085

Weighted average remaining contractual life (years)	1.89		0.72

	Three Months Ended March 31, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	2,343	$19.085	1,083	$19.085
Options exercised	(764)	19.085	(31)	19.085

(Continued)

	Three Months Ended March 31, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options forfeited	(14)	$—	(21)	$—

Options outstanding at end of the period	1,565	19.085	1,031	19.085

Options exercisable at end of the period	14	19.085	—	—

Weighted average remaining contractual life (years)	2.89		1.72

(Concluded)

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months ended March 31, 2024 and 2023 were $1,363 thousand and $460 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023; therefore, the exercise price changed from $15.90 to $14.40 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the three months ended March 31, 2024 and 2023 was as follows:

	Three Months Ended March 31, 2024
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	755	$15.30	440	$15.30	440	$14.40

Options exercisable at end of the period	—	—	—	—	440	14.40

Weighted average remaining contractual life (years)	3.49		2.17		0.91

	Three Months Ended March 31, 2023
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	440	$16.87	510	$15.90

Options exercisable at end of the period	—	—	255	15.90

Weighted average remaining contractual life (years)	3.17		1.91

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Three Months Ended March 31
	2024	2023
Additions of property, plant and equipment	$3,614,862	$4,135,819
Changes in other payables	1,427,687	1,282,319

Payments for acquisition of property, plant and equipment	$5,042,549	$5,418,138

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on March 31,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,975,181	$(1,055,215)	$979,391	$(22,355)	$(29,449)	$10,847,553

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on March 31,
	2023	Activities	New Leases	Others	Interest Paid	2023
Lease liabilities	$10,672,507	$(1,090,899)	$1,221,805	$(217,054)	$(23,233)	$10,563,126

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	March 31, 2024		December 31, 2023		March 31, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,484,156	$30,472,704	$30,482,766	$30,468,634	$30,478,739	$30,456,623

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

March 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,086	$—	$1,086
Listed stocks	421	—	—	421
Non-listed stocks	—	—	733,743	733,743
Limited partnership	—	—	316,646	316,646
Film and drama investing agreements	—	—	29,458	29,458

	$421	$1,086	$1,079,847	$1,081,354

Hedging financial assets	$—	$29	$—	$29

Financial assets at FVOCI
Listed stocks	$217,220	$—	$—	$217,220
Non-listed stocks	—	—	4,851,591	4,851,591

	$217,220	$—	$4,851,591	$5,068,811

Financial liabilities at FVTPL
Derivatives	$—	$200	$—	$200

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$483	$—	$483
Listed stocks	421	—	—	421
Non-listed stocks	—	—	792,364	792,364
Limited partnership	—	—	219,032	219,032
Film and drama investing agreements	—	—	24,305	24,305

	$421	$483	$1,035,701	$1,036,605

Financial assets at FVOCI
Listed stocks	$243,649	$—	$—	$243,649
Non-listed stocks	—	—	4,168,694	4,168,694

	$243,649	$—	$4,168,694	$4,412,343

Hedging financial liabilities	$—	$44	$—	$44

March 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,851	$—	$3,851
Listed stocks	442	—	—	442
Non-listed stocks	—	—	822,273	822,273
Limited partnership	—	—	228,149	228,149
Film and drama investing agreements	—	—	23,355	23,355

	$442	$3,851	$1,073,777	$1,078,070

Hedging financial assets	$—	$1,196	$—	$1,196

Financial assets at FVOCI
Listed stocks	$292,006	$—	$—	$292,006
Non-listed stocks	—	—	3,748,207	3,748,207

	$292,006	$—	$3,748,207	$4,040,213

There were no transfers between Levels 1 and 2 for the three months ended March 31, 2024 and 2023.

The reconciliations for financial assets measured at Level 3 were listed below:

Three months ended March 31, 2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$1,035,701	$4,168,694	$5,204,395
Acquisition	106,222	30,000	136,222
Recognized in profit or loss under “Other gains and losses”	(62,060)	—	(62,060)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	652,897	652,897
Proceeds from profit distribution of the investees	(16)	—	(16)

Balance on March 31, 2024	$1,079,847	$4,851,591	$5,931,438

Unrealized gain or loss for the three months ended March 31, 2024	$(62,060)

Three months ended March 31, 2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$1,020,203	$3,218,579	$4,238,782
Acquisition	100,000	—	100,000
Recognized in profit or loss under “Other gains and losses”	(46,426)	—	(46,426)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	529,628	529,628

Balance on March 31, 2023	$1,073,777	$3,748,207	$4,821,984

Unrealized gain or loss for the three months ended March 31, 2023	$(46,426)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	March 31, 2024	December 31, 2023	March 31, 2023
Discount for lack of marketability	4.91%~20.00%	3.75%~20.00%	14.09%~20.00%
Noncontrolling interests discount	17.01%~25.00%	17.01%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.12%	0.19%	0.19%
Discount rate	7.08%~9.00%	7.11%~8.20%	7.26%~7.70%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	March 31, 2024	March 31, 2023
Discount for lack of marketability
5% increase	$(49,062)	$(34,179)

5% decrease	$48,788	$34,179

Noncontrolling interests discount
5% increase	$(21,359)	$(23,417)

5% decrease	$21,359	$23,417

Long-term revenue growth rates
0.1% increase	$38,699	$32,416

0.1% decrease	$(37,978)	$(31,805)

Discount rate
1% increase	$(462,559)	$(385,634)

1% decrease	$569,394	$475,487

Categories of Financial Instruments

	March 31, 2024	December 31, 2023	March 31, 2023
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,081,354	$1,036,605	$1,078,070
Hedging financial assets	29	—	1,196
Financial assets at amortized cost (Note a)	86,768,023	82,090,521	82,588,471
Financial assets at FVOCI	5,068,811	4,412,343	4,040,213
Financial liabilities
Measured at FVTPL
Mandatorily measured at FVTPL	200	—	—
Hedging financial liabilities	—	44	—
Measured at amortized cost (Note b)	60,120,378	65,466,108	59,595,775

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (including the current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks.

These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 40 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Assets
EUR	$1,115	$483	$5,047
Liabilities
EUR	(200)	(44)	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB as listed in Note 40.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Three Months Ended March 31
	2024	2023
Profit or loss
Monetary assets and liabilities (a)
USD	$31,943	$96,180
EUR	(30,842)	(47,658)
SGD	(39,060)	(66,966)
RMB	6,004	(1,269)
Derivatives (b)
EUR	(1,206)	11,768
Equity
Derivatives (c)
EUR	2,412	3,701

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Fair value interest rate risk
Financial assets	$49,803,317	$43,156,022	$46,432,749
Financial liabilities	41,581,709	41,457,947	41,041,865
Cash flow interest rate risk
Financial assets	9,740,595	9,136,207	9,481,370
Financial liabilities	1,815,000	2,185,000	1,941,800

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $19,814 thousand and $18,849 thousand for the three months ended March 31, 2024 and 2023, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,541 thousand and $253,441 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2024. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,543 thousand and $202,011 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2023.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

March 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$30,139,431	$—	$2,688,772	$5,105,091	$—	$37,933,294
Floating interest rate instruments	1.95	3,646	220,445	1,604,989	—	—	1,829,080
Fixed interest rate instruments	0.54	163,877	56,523	293,616	26,120,293	4,737,287	31,371,596

		$30,306,954	$276,968	$4,587,377	$31,225,384	$4,737,287	$71,133,970

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,462,694	$4,871,329	$2,320,025	$413,018	$11,067,066

December 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$37,930,363	$—	$2,107,392	$5,309,097	$—	$45,346,852
Floating interest rate instruments	1.99	—	15,000	2,170,000	—	—	2,185,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$37,930,363	$15,000	$4,277,392	$31,109,097	$4,700,000	$78,031,852

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,518,419	$4,819,030	$2,356,754	$518,335	$11,212,538

March 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$29,564,245	$—	$2,650,942	$5,012,177	$—	$37,227,364
Floating interest rate instruments	1.87	—	231,800	110,000	1,600,000	—	1,941,800
Fixed interest rate instruments	0.53	—	—	—	21,700,000	8,800,000	30,500,000

		$29,564,245	$231,800	$2,760,942	$28,312,177	$8,800,000	$69,669,164

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,371,554	$4,383,718	$2,207,789	$793,490	$10,756,551

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2024
Gross settled
Forward exchange contracts
Inflow	$130,824	$154,125	$—	$—	$284,949
Outflow	131,024	153,010	—	—	284,034

	$(200)	$1,115	$—	$—	$915

December 31, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$169,092	$—	$—	$169,092
Outflow	—	168,653	—	—	168,653

	$—	$439	$—	$—	$439

March 31, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$307,966	$—	$—	$307,966
Outflow	—	302,919	—	—	302,919

	$—	$5,047	$—	$—	$5,047

2)	Financing facilities

	March 31, 2024	December 31, 2023	March 31, 2023
Unsecured bank loan facilities
Amount used	$465,000	$585,000	$341,800
Amount unused	57,588,866	56,191,331	55,814,293

	$58,053,866	$56,776,331	$56,156,093

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	20,000	20,000	—

	$1,620,000	$1,620,000	$1,600,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2024	2023
Associates	$79,579	$77,604
Others	5,163	19,329

	$84,742	$96,933

	Operating Costs and Expenses
	Three Months Ended March 31
	2024	2023
Associates	$217,009	$282,831
Others	70,428	56,379

	$287,437	$339,210

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended March 31
	2024	2023
Associates	$9,513	$9,426
Others	100	192

	$9,613	$9,618

3)	Receivables

	March 31, 2024	December 31, 2023	March 31, 2023
Associates	$75,164	$75,994	$41,868
Others	1,482	2,095	6,190

	$76,646	$78,089	$48,058

4)	Payables

	March 31, 2024	December 31, 2023	March 31, 2023
Associates	$181,223	$380,663	$273,606
Others	4,728	4,426	3,973

	$185,951	$385,089	$277,579

5)	Customers’ deposits

	March 31, 2024	December 31, 2023	March 31, 2023
Associates	$19,399	$19,432	$30,215
Others	284	284	284

	$19,683	$19,716	$30,499

6)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2024	2023
Associates	$—	$53,733

7)	Acquisition of intangible assets

	Three Months Ended March 31
	2024	2023
Associates	$429	$—

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Lease liabilities - current	$200,920	$197,278	$194,059
Lease liabilities - noncurrent	1,583,785	1,602,633	1,716,537

	$1,784,705	$1,799,911	$1,910,596

The interest expense recognized for the aforementioned lease liabilities for the three months ended March 31, 2024 and 2023 were $1,898 thousand and $2,047 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	March 31, 2024	December 31, 2023	March 31, 2023
Bank deposits and other financial assets	$1,266,920	$1,132,008	$—

The interest income recognized for the aforementioned bank deposits and other financial assets was $3,856 thousand for the three months ended March 31, 2024.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended March 31
	2024	2023
Short-term employee benefits	$101,443	$94,024
Post-employment benefits	2,298	2,213
Share-based payment	324	235

	$104,065	$96,472

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, customs duties of the imported materials, warranties of contract performance or the trust account LED entrusts to Land Bank of Taiwan for fund control and property rights management.

	March 31, 2024	December 31, 2023	March 31, 2023
Property, plant and equipment	$2,461,456	$2,468,835	$2,490,970
Restricted assets (included in other assets - others)	665,077	546,022	101,079

	$3,126,533	$3,014,857	$2,592,049

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of March 31, 2024 were as follows:

a.	Acquisitions of land and buildings of $42,448 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $17,877,931 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of March 31, 2024, Chunghwa had paid the amount of EUR 60,180 thousand (classified as prepayments - noncurrent).

g.	LED has signed the land presale contracts amounting to $5,458,779 thousand and has received $576,826 thousand in accordance with the contracts (classified as contract liabilities - current).

h.	Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

i.	Chunghwa’s Board of Directors approved an investment in Taiwania Hive Technology Fund L.P. at the amount of USD $30,000 thousand in February 2024.

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	March 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$56,619	32.00	$1,811,804
EUR	1,499	34.46	51,665
SGD	45,094	23.72	1,069,620
RMB	36,927	4.408	162,773
Non-monetary items
Investments accounted for using equity method
SGD	13,575	23.72	322,008
VND	446,926,254	0.0013	567,596
Liabilities denominated in foreign currencies
Monetary items
USD	36,655	32.00	1,172,953
EUR	19,399	34.46	668,501
SGD	78,027	23.72	1,850,812
RMB	9,686	4.408	42,697

	December 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$66,564	30.71	$2,043,834
EUR	1,999	33.98	67,919
SGD	39,515	23.29	920,308
RMB	35,777	4.327	154,806
Non-monetary items
Investments accounted for using equity method
SGD	12,255	23.29	285,430
VND	435,484,544	0.0012	542,178
Liabilities denominated in foreign currencies
Monetary items
USD	33,534	30.71	1,029,674
EUR	19,875	33.98	675,342
SGD	80,039	23.29	1,864,104
RMB	8,880	4.327	38,424

	March 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$91,587	30.45	$2,788,829
EUR	2,606	33.15	86,375
SGD	27,500	22.91	630,021
RMB	4,472	4.431	19,818
Non-monetary items
Investments accounted for using equity method
SGD	11,953	22.91	273,844
VND	460,454,796	0.0013	587,080
Liabilities denominated in foreign currencies
Monetary items
USD	28,415	30.45	865,225
EUR	31,358	33.15	1,039,525
SGD	85,960	22.91	1,969,338
RMB	10,201	4.431	45,202

The unrealized foreign currency exchange gains and losses were gain of $5,185 thousand and loss of $3,814 thousand for the three months ended March 31, 2024 and 2023, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

m.	Information of main stakeholders: Please see Table 8.

42.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended March 31, 2024
Revenues
From external customers	$34,624,542	$16,952,309	$2,413,413	$953,207	$54,943,471
Intersegment revenues	587,834	176,059	239,926	90,976	1,094,795

Segment revenues	$35,212,376	$17,128,368	$2,653,339	$1,044,183	56,038,266

Intersegment elimination					(1,094,795)

Consolidated revenues					$54,943,471

Segment income before income tax	$7,743,505	$3,416,895	$622,617	$204,723	$11,987,740

Three months ended March 31, 2023
Revenues
From external customers	$34,054,760	$17,104,731	$2,129,931	$921,483	$54,210,905
Intersegment revenues	646,099	207,185	221,559	66,352	1,141,195

Segment revenues	$34,700,859	$17,311,916	$2,351,490	$987,835	55,352,100

Intersegment elimination					(1,141,195)

Consolidated revenues					$54,210,905

Segment income before income tax	$7,470,862	$3,954,358	$512,773	$322,000	$12,259,993

Main Products and Service Revenues

	Three Months Ended March 31
	2024	2023
Consumer Business
Mobile services	$14,092,595	$13,522,073
Fixed-line services	10,691,130	10,597,721
Sales	9,244,106	9,381,786
Others	596,711	553,180

	34,624,542	34,054,760

Enterprise Business
Fixed-line services	8,334,485	8,389,231
ICT business	5,311,234	5,139,486
Mobile services	2,252,916	2,172,944
Others	1,053,674	1,403,070

	16,952,309	17,104,731

International Business
Fixed-line services	1,267,581	1,338,888
ICT business	844,825	545,499
Others	301,007	245,544

	2,413,413	2,129,931

Others
Sales	720,099	705,410
Others	233,108	216,073

	953,207	921,483

	$54,943,471	$54,210,905

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$606,145	$300,000	$300,000	$300,000	$—	4.95	$3,030,726	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	606,145	200,000	200,000	200,000	—	3.30	3,030,726	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2024				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,284,522	12	$4,284,522	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	288,893	2	288,893	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	149,594	19.9	149,594	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,098	17	17,098	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	5,384	2	5,384	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,408	2	4,408	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	461,276	13	461,276	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	187,180	9	187,180	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	69,739	4	69,739	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	281,109	10	281,109	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	11,341	9	11,341	—
CHIEF Telecom Inc.	Stocks
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	98,899	—	98,899	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	16,967	—	16,967	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,147	10	1,147	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	421	—	421	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	62,447	1	62,447	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	46,079	11	46,079	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	38,907	6	38,907	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	30,000	11	30,000	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	13,125	2	13,125	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	35,537	3	35,537	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	15,548	—	15,548	—

Note 1: Showed at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on the last trading day of the reporting period.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,140,509	2	30 days	$—	—	$328,918	2
			Purchase	435,829	2	30~90 days	—	—	(1,084,761)	(11)
	CHIEF Telecom Inc.	Subsidiary	Sales	120,991	—	30 days	—	—	63,529	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	258,209	1	30 days	—	—	(215,171)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,684,222	6	30~60 days	—	—	(1,085,050)	(11)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	142,701	—	90 days	—	—	(120,951)	(1)
	CHT Security Co., Ltd.	Subsidiary	Purchase	129,017	—	30 days	—	—	(56,042)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	133,873	—	30 days	—	—	(52,610)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	150,957	1	30~90 days	—	—	(109,653)	(1)

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$444,535 (Note 2)	10.69	$—	—	$71,760	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,238,700 (Note 2)	9.12	—	—	193,160	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	215,171 (Note 2)	4.83	—	—	41,803	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,097,576 (Note 2)	5.82	—	—	70,883	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	120,951 (Note 2)	7.31	—	—	73,008	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	78,202 (Note 2)	2.22	—	—	29,186	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,651,650	$135,148	$36,318	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,835,977	3,047	4,081	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	825,171	27,527	27,527	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,255,053	43,952	43,964	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	696,397	21,426	2,151	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	1,844,430	242,032	139,938	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,040,624	4,311	3,871	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	174,875	4,259	4,259	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	886,419	130,238	133,724	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	211,822	3,985	4,024	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,850	1,612	1,612	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	754,965	16,346	16,346	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	66	556,626	127,569	90,867	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	122,504	2,362	2,362	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	170,997	11,071	6,204	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	180,497	17,259	12,869	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	83,797	2,375	1,483	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	185,507	33,984	33,984	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(8,879)	(1,878)	(1,157)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	627,844	(71,408)	(35,222)	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	—	5,000	100	49,865	(296)	(135)	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	567,596	84,687	25,418	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$312,238	$(8,578)	$(562)	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	171,342	24,475	7,342	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	224,102	(5,315)	(1,594)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	11,563	23	270,090	16,754	3,807	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	129,330	27,680	7,382	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	256,115	(3,084)	(1,542)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	7,563	182	89	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	4,207,893	(185,512)	(84,273)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,400	(124)	(63)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	285,617	(10,728)	(3,142)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,608,490	51,416	17,375	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	167,377	17	(2,013)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	12,555	100	138,018	556	555	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	134,369	7,119	7,119	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,358	24	24	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	118,338	2,014	2,014	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	322,008	114,669	43,724	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	58,474	238	95	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,586,756	14,001	4,795	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	88,881	242,032	7,105	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,238	135,148	524	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	29,572	(4,516)	(1,226)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	59,467	59,467	1,189	7	46,295	(4,451)	(585)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$105,444	$131	$(49)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,183	23	23	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	157,672	(16,089)	(15,976)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	56,222	(8,199)	(7,809)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	49,405	(15,119)	(8,202)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	174,875	4,259	4,259	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	14,789	263	215	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,418	100	49,512	262	262	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,715	49	44,828	4,471	2,191	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	76,955	702	702	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	10,383	264	66	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2024	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2024	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2024	Accumulated Inward Remittance of Earnings as of March 31, 2024	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 8
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 8
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	275	100	275	8,676	—	Note 8
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(16,407)	100	(16,407)	151,610	—	Note 8
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	327	49	160	5,581	9,533	Note 8

(Continued)

Investee	Accumulated Investment in Mainland China as of March 31, 2024	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$242,783,962
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	4,554,971
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	1,820,620

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd. completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 8:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2024	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$328,918	—	—
					Accrued custodial receipts	115,617	—	—
					Accounts payable	1,084,761	—	—
					Amounts collected for others	153,939	—	—
					Revenues	1,140,509	—	2
					Operating costs and expenses	435,829	—	1
			CHIEF Telecom Inc.	a	Revenues	120,991	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	215,171	—	—
					Operating costs and expenses	255,456	—	—
					Property, plant and equipment	113,266	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	120,951	—	—
					Operating costs and expenses	142,701	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,085,050	—	—
					Operating costs and expenses	1,684,222	—	3
			International Integrated Systems, Inc.	a	Operating costs and expenses	133,873	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2024, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the three months ended March 31, 2024.

Note 5:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

MARCH 31, 2024

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.